UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
               [_] Form N-SAR

               For Period Ended: December 31, 2002
               [_]  Transition Report on Form 10-K
               [_]  Transition Report on Form 20-F
               [_]  Transition Report on Form 11-K
               [_]  Transition Report on Form 10-Q
               [_]  Transition Report on Form N-SAR
               For the Transition Period Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION Omega Ventures, Inc.

________________________________________________________________________________
Full Name of Registrant

AngelCiti Entertainment, Inc.
________________________________________________________________________________
Former Name if Applicable

9000 Sheridan Ave.
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Pembroke Pines, FL 33204
________________________________________________________________________________
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a) The reason described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or | expense |
       (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion | thereof, will be filed on or before the fifteenth calendar day

   [X] | following the prescribed due date; or the subject quarterly | report or transition report on Form 10-Q, or portion thereof will | be filed on or before the fifth calendar day following the | prescribed due date; and |
       (c) The accountant's statement or other exhibit required by Rule | 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed.)

The Company's auditors and attorney have recently completed and filed a Form 10-KSB on behalf of Registrant's majority owned subsidiary and are required to file audited financial statements of a subsidiary that had been sold to said majority owned subsidiary in connection with an earlier filing on Form 8-K. The due date of the amended Form 8-K is earlier than the due date of this Report, as extended and the Company is directing its efforts towards the timely filing of the same. The Company does not and did not have the financial resources to retain additional legal and auditing staff necessary to make each of the following filings on their respective original due dates.

SEC 1344 (02-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Lawrence Hartman                       (800)           230-2249
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                      (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [_] No

     ___________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [_] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Our operations conducted as of the fiscal year ending December 31, 2001 have been discontinued. From May of 2002 through December 31, 2002, we had operated online casinos. During 2002, we earned net casino revenues of $474,098 but suffered operating losses of $2,138,568 during said year.

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         Omega Ventures, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 31, 2003                By:  /s/  Lawrence Hartman
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                                              Lawrence Hartman, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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